UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 19, 2015, entitled "Statoil ASA: Annual general meeting approves dividend of NOK 1.80 per share for the fourth quarter of 2014 ".

Statoil ASA: Annual general meeting approves dividend of NOK 1.80 per share for the fourth quarter of 2014

On 19 May 2015 the annual general meeting of shareholders in Statoil ASA (OSE: STL, NYSE: STO) adopted the annual report and accounts for Statoil ASA for 2014, as proposed by the board of directors.

The annual accounts and the annual report for Statoil ASA and the Statoil group for 2014 were approved, and a dividend of NOK 1.80 per share will be distributed for the fourth quarter of 2014, implying a full-year dividend of NOK 7.20 per share for 2014. The dividend accrues to the company's shareholders as of 19 May 2015. Statoil's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex-dividend as of 20 May 2015. American Depositary Shares (ADS) listed on the New York Stock Exchange will be traded ex-dividend as of 19 May 2015. The expected dividend payment date for Statoil's shares on Oslo Stock Exchange (Oslo Børs) is 29 May 2015. The expected payment date for dividends in USD under the US American Depository Receipts (ADR) program is 4 June 2015.

The general meeting authorised the board to implement quarterly dividend payments until the next ordinary annual general meeting. The board has already approved the payment of an interim dividend for the first quarter of 2015 of NOK 1.80 per share.

The interim dividend accrues to the shareholders as of 13 August 2015. Statoil's shares listed on Oslo Stock Exchange (Oslo Børs) will be traded ex-dividend as of 14 August 2015, and the American Depositary Shares (ADS) listed on New York Stock Exchange will be traded ex-dividend as of 13 August 2015. The expected dividend payment date for Statoil's shares on Oslo Stock Exchange (Oslo Børs) is on 27 August 2015. The expected payment date for dividends in USD under the US American Depository Receipts (ADR) program is 3 September 2015.

Bjørn Ståle Haavik, Director General of the Ministry of Oil and Energy, was elected as personal deputy for Elisabeth Berge in the nomination committee until the 2016 annual general meeting.

The general meeting gave its approval of the board's statement on the stipulation of salary and other remuneration for the executive management. It also approved the remuneration to the company's auditor, the corporate assembly and the nomination committee.

The general meeting authorised the board to acquire shares in Statoil ASA in the market in order to continue the share saving plan for employees. The general meeting also authorised the board to acquire shares in Statoil ASA in the market for subsequent annulment.

A proposal from shareholders had been submitted in advance, suggesting that Statoil in its routine annual reporting from 2016 should include further information related to sustainable development. This proposal was adopted.

Two other proposals had also been submitted by shareholders, one suggesting that Statoil in its routine annual reporting from 2016 should include the company's evaluation of projects in the portfolio compared to IPCCs AR5 scenarios, another that the board of directors should initiate a new strategy for a more sustainable development and management of the company's resources and activities. These proposals were not adopted.

Please find enclosed the complete minutes of the annual general meeting.

MINUTES OF THE ANNUAL GENERAL MEETING OF STATOIL ASA 19 MAY 2015

The annual general meeting of Statoil ASA was held on 19 May 2015 at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the president and CEO and the company's auditor were in attendance. Company secretary Benedikte Bjørn recorded the minutes of the meeting.

The agenda was as follows:

Opening of the annual general meeting by the chair of the corporate assembly
Olaug Svarva, chair of the corporate assembly, opened the meeting.

Registration of attending shareholders and proxies
A list of shareholders represented at the annual general meeting, either by advance voting, in person or by proxy, is attached in Appendix 1 to these minutes.

Election of the chair of the meeting
The general meeting agreed on the following resolution:

"Olaug Svarva, chair of the corporate assembly, is elected chair of the meeting."

Approval of the notice and the agenda
The general meeting agreed on the following resolution:

"The notice and proposed agenda are approved."

Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

"Johan A. Alstad and Magnar Jørpeland are elected to co-sign the minutes together with the chair of the meeting."

Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2014, including the board of directors' proposal for distribution of 4Q 2014 dividend
The chair of the meeting informed the general meeting that the annual report and accounts, the auditor's report and the recommendation from the corporate assembly have been made available on the company's webpage. Recitation was therefore not necessary.

In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The annual accounts and the annual report for 2014 for Statoil ASA and the Statoil group are approved.

A 4Q 2014 dividend of NOK 1.80 per share is distributed, implying a total dividend of NOK 7.20 per share for 2014."

The chair of the meeting informed that the dividend accrues to the shareholders as of 19 May 2015. Expected payment date is 29 May 2015. The expected payment date for dividends in USD to US ADR (American Depository Receipts) holders is 4 June 2015.

Proposal from shareholders regarding Statoil's strategic resilience for 2035 and beyond
In accordance with the proposal from two shareholders and the recommendation from the board, the general meeting adopted the following resolution:

"That in order to address our interest in the longer term success of the Company, given the recognised risks and opportunities associated with climate change, we as shareholders of the Company direct that routine annual reporting from 2016 includes further information about: ongoing operational emissions management; asset portfolio resilience to the International Energy Agency's (IEA's) scenarios; low-carbon energy research and development (R&D) and investment strategies; relevant strategic key performance indicators (KPls) and executive incentives; and public policy positions relating to climate change. This additional ongoing annual reporting could build on the disclosures already made to CDP (formerly the Carbon Disclosure Project) and/or those already made within the Company's Scenarios, Sustainability Report and Annual Report."

Proposal from shareholders regarding Statoil's reporting
Two shareholders had proposed that Statoil's project within the portfolio should be assessed for its resilience against IPCC's AR5 scenarios.

The shareholders' proposal was not adopted.

Proposal from shareholder regarding Statoil's strategy
A shareholder had proposed that Statoil develops a new strategy for a more sustainable development and administration of the company's resources and business.

The shareholders' proposal was not adopted.

Report on corporate governance
The board's report on corporate governance was presented. The report is included in the annual report.

The general meeting gave its support to the board's report on corporate governance.

Declaration on stipulation of salary and other remuneration for executive management
Svein Rennemo, chair of the board of directors, presented the board's statement relating to executive management remuneration, included in note 5 to the annual accounts for Statoil ASA, prepared in accordance with accounting principles generally accepted in Norway (NGAAP).

The general meeting gave its support to the board's statement on stipulation of salary and other remuneration for executive management.

Approval of remuneration for the company's auditor
The general meeting adopted the following resolution:

"Remuneration to the auditor for 2014 of NOK 6,732,000 for Statoil ASA is approved."

Election of new deputy member of the Nomination Committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"Bjørn Ståle Haavik, Director in the Ministry of Petroleum and Energy,is elected as a personal deputy member for Elisabeth Berge in Statoil ASA's nomination committee effective from 19 May 2015 until the annual general meeting in 2016."

Determination of remuneration for the corporate assembly
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the corporate assembly is set at:

Chair	NOK 120,000 per annum
Deputy chair	NOK 63,300 per annum
Members	NOK 44,400 per annum
Deputy members	NOK 6,300 per meeting

Determination of remuneration for the nomination committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the nomination committee is set at:

Chair	NOK 11,900 per meeting
Members	NOK 8,800 per meeting

Authorisation to distribute dividend based on approved annual accounts for 2014
In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The general meeting of Statoil ASA hereby authorises the board of directors to approve the payments of dividend based on the company's approved annual accounts for 2014.

The board of directors shall, when using the authorisation, make its decisions in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

The authorisation is provided pursuant to the Norwegian Public Limited Liability Companies Act section 8-2 (2) and is valid until the next annual general meeting, but not beyond 30 June 2016."

Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees
In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 35,000,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group's share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2016. This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 14 May 2014."

Authorisation to acquire Statoil shares in the market for subsequent annulment
In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The board of directors of Statoil ASA is hereby authorised to acquire in the market on behalf of the company, Statoil ASA shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company's share capital, pursuant to the Public Limited Liability Companies Act section 12-1.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2016."

*****

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 19 May 2015

___/s/ Olaug Svarva Name: Olaug Svarva	___/s/ Johan A. Alstad Name:Johan A. Alstad	___/s/ Magnar Jørpeland Name:Magnar Jørpeland

Appendix 1: Overview of shares represented at the ordinary general meeting, either by advance voting, in person or by proxy.

Appendix 2: The voting results for the individual issues.

Total Represented

ISIN:	:NO0010096985 STATOIL ASA
General meeting date	19/05/2015 17.00
Today:	19.05.2015

Number of persons with voting rights represented/attended : 105

	Number of shares	% sc
Total shares	3,188,647,103
- own shares of the company	8,417,565
Total shares with voting rights	3,180,229,538
Represented by own shares	2,247,959,233	70.69%
Represented by advance vote	5,287,116	0.17%
Sum own shares	2,253,246,349	70.85%
Represented by proxy	2,602,015	0.08%
Represented by voting instruction	150,351,015	4.73%
Sum proxy shares	152,953,030	4.81%
Total represented with voting rights	2,406,199,379	75.66%
Total represented by share capital	2,406,199,379	75.46%

Registrar for the company:		Signature company:
DNB Bank ASA		STATOIL ASA
By:	___/s/ Grethe Nes	By:	___/s/ Benedikte B. Bjørn
	Name: Grethe Nes		Name: Benedikte Bettina Bjørn

Protocol for general meeting STATOIL ASA

ISIN:	NO0010096985 STATOIL ASA
General meeting date	19/05/2015 17.00
Today:	19.05.2015

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Representing shares with voting rights
Agenda item 3 Election of chair for the meeting
Ordinær	2,405,434,214	1,326	2,405,435,540	763,839	0	2,406,199,379
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.97%	0.00%	99.97%	0.03%	0.00%
total sc in %	75.44%	0.00%	75.44%	0.02%	0.00%
Total	2,405,434,214	1,326	2,405,435,540	763,839	0	2,406,199,379
Agenda item 4 Approval of the notice and the agenda
Ordinær	2,405,439,447	765	2,405,440,212	759,167	0	2,406,199,379
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.97%	0.00%	99.97%	0.03%	0.00%
total sc in %	75.44%	0.00%	75.44%	0.02%	0.00%
Total	2,405,439,447	765	2,405,440,212	759,167	0	2,406,199,379
Agenda item 5 Election of two persons to co-sign the minutes together with the chair of the meeting
Ordinær	2,405,434,773	1,593	2,405,436,366	763,013	0	2,406,199,379
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.97%	0.00%	99.97%	0.03%	0.00%
total sc in %	75.44%	0.00%	75.44%	0.02%	0.00%
Total	2,405,434,773	1,593	2,405,436,366	763,013	0	2,406,199,379
Agenda item 6 Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2014, including the board of
Ordinær	2,405,258,501	180,422	2,405,438,923	760,456	0	2,406,199,379
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.43%	0.01%	75.44%	0.02%	0.00%
Total	2,405,258,501	180,422	2,405,438,923	760,456	0	2,406,199,379
Agenda item 7 Proposal from shareholders regarding Statoil's strategic resilience for 2035 and beyond
Ordinær	2,404,233,410	1,182,887	2,405,416,297	783,082	0	2,406,199,379
votes cast in %	99.95%	0.05%		0.00%
representation of sc in %	99.92%	0.05%	99.97%	0.03%	0.00%
total sc in %	75.40%	0.05%	75.44%	0.03%	0.00%
Total	2,404,233,410	1,182,887	2,405,416,297	783,082	0	2,406,199,379
Agenda item 8 Proposal from shareholders regarding Statoil's reporting
Ordinær	22,287,254	2,381,334,237	2,403,621,491	2,577,888	0	2,406,199,379
votes cast in %	0.93%	99.07%		0.00%
representation of sc in %	0.93%	98.97%	99.89%	0.11%	0.00%
total sc in %	0.70%	74.68%	75.38%	0.08%	0.00%
Total	22,287,254	2,381,334,237	2,403,621,491	2,577,888	0	2,406,199,379
Agenda item 9 Proposal from shareholder regarding Statoil's strategy
Ordinær	5,746,137	2,397,886,655	2,403,632,792	2,566,587	0	2,406,199,379
votes cast in %	0.24%	99.76%		0.00%
representation of sc in %	0.24%	99.66%	99.89%	0.11%	0.00%
total sc in %	0.18%	75.20%	75.38%	0.08%	0.00%
Total	5,746,137	2,397,886,655	2,403,632,792	2,566,587	0	2,406,199,379
Agenda item 10 Report on Corporate Governance
Ordinær	2,405,185,291	15,176	2,405,200,467	998,912	0	2,406,199,379
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.96%	0.00%	99.96%	0.04%	0.00%
total sc in %	75.43%	0.00%	75.43%	0.03%	0.00%
Total	2,405,185,291	15,176	2,405,200,467	998,912	0	2,406,199,379
Agenda item 11 Declaration on stipulation of salary and other remuneration for executive management
Ordinær	2,318,613,634	85,729,442	2,404,343,076	1,856,303	0	2,406,199,379
votes cast in %	96.43%	3.57%		0.00%
representation of sc in %	96.36%	3.56%	99.92%	0.08%	0.00%
total sc in %	72.72%	2.69%	75.40%	0.06%	0.00%
Total	2,318,613,634	85,729,442	2,404,343,076	1,856,303	0	2,406,199,379
Agenda item 12 Approval of remuneration for the company's external auditor for 2014
Ordinær	2,405,389,112	39,352	2,405,428,464	770,915	0	2,406,199,379
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.97%	0.00%	99.97%	0.03%	0.00%
total sc in %	75.44%	0.00%	75.44%	0.02%	0.00%
Total	2,405,389,112	39,352	2,405,428,464	770,915	0	2,406,199,379
Agenda item 13 Election of new deputy member of the Nomination Committee
Ordinær	2,404,185,791	1,254,499	2,405,440,290	759,089	0	2,406,199,379
votes cast in %	99.95%	0.05%		0.00%
representation of sc in %	99.92%	0.05%	99.97%	0.03%	0.00%
total sc in %	75.40%	0.04%	75.44%	0.02%	0.00%
Total	2,404,185,791	1,254,499	2,405,440,290	759,089	0	2,406,199,379
Agenda item 14 Determination of remuneration for the corporate assembly
Ordinær	2,405,412,177	16,733	2,405,428,910	770,469	0	2,406,199,379
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.97%	0.00%	99.97%	0.03%	0.00%
total sc in %	75.44%	0.00%	75.44%	0.02%	0.00%
Total	2,405,412,177	16,733	2,405,428,910	770,469	0	2,406,199,379
Agenda item 15 Determination of remuneration for the nomination committee
Ordinær	2,405,223,723	203,067	2,405,426,790	772,589	0	2,406,199,379
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.96%	0.01%	99.97%	0.03%	0.00%
total sc in %	75.43%	0.01%	75.44%	0.02%	0.00%
Total	2,405,223,723	203,067	2,405,426,790	772,589	0	2,406,199,379
Agenda item 16 Authorisation to distribute dividend based on approved annual accounts for 2014
Ordinær	2,405,028,354	419,246	2,405,447,600	751,779	0	2,406,199,379
votes cast in %	99.98%	0.02%		0.00%
representation of sc in %	99.95%	0.02%	99.97%	0.03%	0.00%
total sc in %	75.43%	0.01%	75.44%	0.02%	0.00%
Total	2,405,028,354	419,246	2,405,447,600	751,779	0	2,406,199,379
Agenda item 17 Authorisation to acquire Statoil ASA shares in the market to continue operation of the share savings plan foremployees
Ordinær	2,336,422,289	68,904,079	2,405,326,368	873,011	0	2,406,199,379
votes cast in %	97.14%	2.87%		0.00%
representation of sc in %	97.10%	2.86%	99.96%	0.04%	0.00%
total sc in %	73.27%	2.16%	75.43%	0.03%	0.00%
Total	2,336,422,289	68,904,079	2,405,326,368	873,011	0	2,406,199,379
Agenda item 18 Authorisation to acquire Statoil ASA shares in the market for subsequent annulment
Ordinær	2,404,066,474	1,381,124	2,405,447,598	751,781	0	2,406,199,379
votes cast in %	99.94%	0.06%		0.00%
representation of sc in %	99.91%	0.06%	99.97%	0.03%	0.00%
total sc in %	75.40%	0.04%	75.44%	0.02%	0.00%
Total	2,404,066,474	1,381,124	2,405,447,598	751,781	0	2,406,199,379

Registrar for the company:		Signature company:
DNB Bank ASA		STATOIL ASA
By:	___/s/ Grethe Nes	By:	___/s/ Benedikte B. Bjørn
	Name: Grethe Nes		Name: Benedikte Bettina Bjørn

Name	Total number of shares	Nominal value	Share capital	Voting rights
Ordinær	3,188,647,103	2.50	7,971,617,757.50	Yes
Sum:

§ 5-17 Generally majority requirement
requires majority of the given votes

§ 5-18 Amendment to resolution
Requires two-thirds majority of the given votes
like the issued share capital represented/attended on the general meeting

Contact persons:

Investor relations

Peter Hutton, senior vice president for investor relations, Tel: +44 7881 918 792

Morten Sven Johannessen, vice president for investor relations USA, Tel: + 1 203 570 2524

Press

Jannik Lindbæk Jr., vice president for media relations, Tel: +47 97 75 56 22

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 19, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer